













Oak and Grist Pitch Deck

STRIPLING SERIES
OAK
BLENDED
MALT

OAK and GRIST

where does your spirit lead you?

DISCLOSURES

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.



UNDERSTANDING YOUR CHOICES

Quality
people seeking craft want it to taste good

Brand Values
consumers want to align with the brands they choose to support

False Advertising and Misleading Statements
recent information has called into question the authenticity of certain brands

GRAIN BILL:
For every bottle of this gin sold, Oak and Grist Distilling Co. donates 10% of profits to OUR VOICE to help end sexual violence and harassment in our distillery's home, Buncombe County, NC.
GOVERNMENT WARNING: (1) According to the Surgeon General, women should not drink alcoholic beverages during pregnancy because of the risk of birth defects. (2) Consumption of alcoholic beverages impairs your ability to drive a car or operate machinery, and may cause health problems.

SPIRITS THAT REWARD THE CURIOUS AND EXCITE THE CONNOISSEUR





Quality
patience and experience

100% Grain-to Glass
commitment to authenticity

Transparency
raising the bar

Community Based
direct ties

PREMIUM GRAIN – TO - GLASS SPIRITS

Small Batch Production

2,160 PG
production 2019

1,060 PG Sold
by June 2021

1,699 PG
in Storage

Retail Price Points:
Genever-style Gin: $33.95
Single-malt Whiskey: $79.95
ultra-premium category

FOSTERING A STRONGER CONNECTION BETWEEN PRODUCER, CONSUMER, AND PLACE

Quality Over Quantity

Niche Products within Established Categories



Transparency Surrounding Production Methods

Higher Classification Standards than National Guidelines



COMPETITION

Macro

3,053* distilleries

Tito's Handmade Vodka, Bulleit Frontier Whiskey

National

2,046 craft distilleries

St. George Distillery, Balcones Distillery, Few Spirits

Local

67 NC distilleries

Cultivated Cocktails, The Chemist, Durham Distillery, Greensboro Distilling

*TTB 2018



CURRENT MARKET METRICS

Spirits

$29B sales
239 million cases 9L
(>5% YOY)

58% high end/ super premium
$16.9B in revenue

Craft Spirits

$4.8B sales
9M cases 9L

1.2M 9L cases
small craft distilleries

44% of small craft sales
on premise

American Craft Spirits Assoc. "Data Project 2019"
Distilled Spirits. Council of the United States "Economic Briefing 2019"

COVID RESPONSE

Nationally

21% increase
brick and mortar sales

234% increase
online sales

Taking things virtual
tours, tastings

At the Distillery

65% increase yoy
on premise sales

Product Diversification
hand/surface sanitizer

mixers

Reinforced the online
direct to consumer

model

Opportunity to support
restaurant accounts

"Rebalancing the effect of Covid-19 sales on alcohol", Nielsen, May 2020

THREE TIER SALES CHANNEL

Producer
Oak and Grist



Distributor
state run/control
(NC) and 16 other
states

open

franchise
18 states



Consumer
retail store
bar/restaurant
individual

Currently in
North Carolina
New York City
Illinois*

*Pending paperwork and
state approval

focus on heavily on
distribution in direct
to consumer markets

MARKET STRATEGY

Targeted Campaigns
demographics – buyer personas
product quality
education

On-Premise Sales
diversified tour options
guided tastings
craft cocktails
special distillery events

Off-Premise Sales
staff tastings/in-store
tastings
collaborative events
community presence
brand alignment

Out of State
direct to consumer

MANAGEMENT TEAM



William Goldberg
cofounder, president, head distiller



Robert Goldberg
cofounder/VP



Russell Dodson
cofounder/VP



Edwin Dodson
mentor/consultant

THE BIGGER PICTURE

2020

2,703 PG
aging inventory

$454K – 556K
aging inventory

2-3 new products

2021

4,628 PG
aging whiskey

$778k – 953K
Aging inventory value



QUESTIONS